TELIPHONE CORP

July 10, 2007

VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

File No. 333-136993

Re: Teliphone Corp. comment letter dated May 4, 2007

Dear Mr. Reynolds,

We have reviewed your letter dated May 4, 2007 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

General

1.
We note your response to comment one from our letter of February 4, 2007. We continue to note your response from November 26, 2006 in which you state that, “The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spin-off securities for at least two years.” It does not appear that the company was in compliance with all of the elements of Staff Legal Bulletin No. 4 when conducting the spin-off. Thus, there is an issue as to whether or not the distribution from the spin-off was in compliance with Section 5 of the Securities Act. Please explain the basis for registering the resale of those shares distributed in the spin-off on this registration statement. Generally, in this regard, registration of the resale of securities is permissible when such securities were sold pursuant to a valid exemption from registration in compliance with Sec. 5 of the Securities Act. We may have further comment.

RESPONSE

We have noted your comment and have deleted all references to the selling shareholders. In addition, we are adding the following risk factor:

Possibility of Contingent Liability and SEC Violation

The board of directors of United American Corporation (“UAC”) determined to spin off its stock holdings in us. To accomplish the spin off, UAC declared a stock dividend effective in at the end of business on October 30, 2006 for its equity interests in our company, consisting of 1,699,323 shares of our common stock, to UAC’s stockholders on a pro rata basis (with an additional 171 fractional shares distributed in December). We filed a registration statement on Form SB-2 with the intent of complying with safe harbor provisions of Staff Legal Bulletin No. 4. Although we intended to follow steps necessary for reliance on the safe harbor, we failed to follow the appropriate steps. This activity represented a technical violation of federal securities laws. There is a possibility that the recipients could theoretically attempt to rescind their receipt of securities and the Securities and Exchange Commission could find that UAC made a distribution of securities in violation of Section 5.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Cover page of the Prospectus

2.
In the fourth paragraph on this cover page of the prospectus, which begins “Teliphone Corp., a Nevada corporation, offers…”. Please revise to indicate that the 180 days of the offering period begins on the date of the effectiveness, rather than on the date of the prospects.

RESPONSE

We have noted your comment and have updated the disclosure in the amended prospectus in order to properly reflect that the 180 days of the offering period begins on the date of effectiveness.

Prospectus Summary, page 2

3.	Please briefly describe the business of the company prior to April 2005.

RESPONSE

We have noted your comment and have updated the disclosure to include the following:

Prior to April 2005, The Company was in its early developmental and promotional stages and whose activities had been organizational ones, directed at developing its business plan and raising its initial capital. The Company had not commenced any commercial operations and as such had no full-time employees and owned no real estate.

4.
We note that part of summary appears promotional, rather than factual, and should be revised to remove all promotional statements. For example, we note the statements that your technology is “innovative,” “feature rich,” and “low cost”. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statement in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

RESPONSE

We have noted your comment and have updated the disclosure to remove all promotional statements without reasonable support. The disclosure now reads:

Broadband telephone services, also known as “Voice over Internet Protocol”, or “VoIP” means that the technology used to send data over the Internet (example, an e-mail or web site page display) is used to transmit a voice call as well. We principally sell these VoIP services to residential and small business customer users. Our current geographic market is predominantly the Province of Quebec, Canada.

5.
Please revise the summary section to comply with the requirements of Rule 421 of Regulation C. In the summary you employ technical terms such as “packet switching.” Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove these terms from these sections and explain such technical terms or jargon when first used later in the filing, such as the business section. Please explain the terms in ordinary, everyday language when first used.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have updated the disclosure to remove all technical terms or jargon.

Risk Factors

General

6.	Please revise risk factor subheadings to state more distinctly the risks to the company. For example, see risk factors B.2., B.3., B.4., B.5., B.8., and C.4.

RESPONSE

We have noted your comment and have updated the disclosure to state more distinctly the risks to the company.

7.
Please limit disclosure in your risk factors to discuss only the specific risk to each risk factor. For example, in risk factor B.5., we note that the disclosure in the second paragraph appears to be unrelated to the risk factor and could be discussed in another risk factor and the business section. Also see risk factor C.4. and C.3., in which most of the technical disclosure could be discussed in the business section.

RESPONSE

We have noted your comment and have updated the disclosure to remove the second paragraph within risk factor B.5. and to set this as its own risk factor, B.10. Likewise, we have removed the section pertaining to the “necessity for broadband internet access” within risk factor C.3. and placed it within the business section. Likewise, the section pertaining to “VoIP E-911” has been moved to the appropriate place within the business section.

A.2. We Require Additional Financing to Sustain Our Operations, page 9

8.	Clarify how long you can satisfy your cash requirements if you raise only the minimum proceeds.

RESPONSE

We have noted your comment and have updated the disclosure to include the following sentence regarding the raising of only the minimum proceeds:

Should we receive funds based on the minimum offering as outlined in this prospectus and we maintain our current level of revenue growth, we will satisfy our anticipated need for working capital and capital expenditures for the next 12 months.

C.6. We do not currently hold all of the insurance policies required to sufficiently protect us and we remain exposed to potential liability claims, page 12

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

9.	In the heading of this risk factor, please state whether or not you have obtained professional liability insurance.

RESPONSE

We have noted your comment and have updated the heading of risk factor C.6 as the following:

C.6. We Do Not Currently Hold a Professional or Product Liability Insurance Policy Required to Sufficiently Protect Us and We Remain Exposed To Potential Liability Claims.

10.	State in the heading and/or body of this risk factor whether or not you intend to obtain product liability insurance.

RESPONSE

We have noted your comment and have updated the body of this risk factor to include the following:

We intend to purchase a professional and product liability insurance policy from the proceeds of this offering.

11.
Please discuss any difficulties or limitations you anticipate in obtaining professional liability insurance and product liability insurance when the end user and/or anyone else connected with the sale is in another country. You may want to discuss certain details of the professional liability insurance in the business section to avoid technical explanations in the risk factor.

We have noted your comment and have added the following additional disclosure with regards to obtaining a professional and product liability insurance policy:

The Company does not foresee any difficulties in obtaining such a policy, as the company has already been approved and a quotation submitted for such coverage by a Canadian Insurance Company. In this proposal, the Insurance Company is aware of the geographical locations of our client base, which is predominantly in Canada however includes a small amount in the US and International.

D.1. Future Sale of Common Stock Could Depress the Price of our Common Stock, page 12.

12.
We note your response to comment 24 from our previous letter and we reissue in part our prior comment. We note that applicability of the staff interpretation letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates the Division’s position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please review and revise your disclosure to clearly discuss this aspect of the Ken Work letter and how it applies to those shares of the company’s common stock. Also revise accordingly the “Market for Common Equity and Related Stockholders Matters” section.

RESPONSE

We have noted your response and included the addendum: “except that any shares held by affiliates and promoters or their transferees cannot rely on the exemption to registration provided under the provisions of Rule 144, in accordance with the limitations placed on shares that would be subject to the comments in the from Kenneth Worm to Richard Wolfe, in the letter dated January 21, 2000.”

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Use of Proceeds, page 16

13.
In light of the significant amount of debt you will repay with the proceeds, please revise accordingly the statement on page 16 that, “We intend to use the net proceeds from this offering primarily for working capital and to fund the expansion of our business, including funding marketing expenses and operating losses.” We may have further comment.

RESPONSE

We have noted your comment and have updated the disclosure to include the following sentence:

We intend to use the net proceeds from this offering primarily for working capital, to reimburse a large portion of the debt that the Company has taken on since inception and to fund the expansion of our business, including funding marketing expenses and operating losses.

14.
We note your response to comment 27 from our previous letter and we reissue our prior comment. The disclosure which you need to note in this regard and, in some cases, reconcile, includes, but is not necessarily limited to, the following statements on page 16:

•	“There are no contingencies in which an alternative use of proceeds would be considered.”

•
“The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our commercialization and development efforts. Accordingly, our management has broad discretion to allocate the net proceeds.”

•
“The foregoing estimates of the application of proceeds… are subject to modification depending upon a number of factors which may not be presently known or existing…the foregoing estimates may vary from actual expenditures at a later date.”

•	“Should any allocation made above not be fully utilized for the purpose indicated, then the balance remaining will be added to working capital.”

Please revise this section to clearly discuss the circumstances that require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

RESPONSE

We have noted your comment and have revised to disclosure to delete the ambiguity.

15.	Please revise to provide disclosure about both the amounts you owe United American Corporation in one place in order to avoid confusion.

RESPONSE

We have noted your comment and revised the disclosure to include both amounts owed to United American Corporation under the heading “Repayment of Debt to Related Party United American Corporation”.

16.	For those debts that you have labeled “current liabilities,” please state when due.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have updated the category to be entitled “Repayment of Debt to Officers and Shareholders” to properly reflect the actual liability. We have likewise updated the disclosure to include the following sentence:

This debt was provided to The Company under the pretense that it would be repaid when the Company’s cash flow permits and is therefore included as a disbursement required once the minimum is raised.

17.	Please clearly disclose the date that each debt was incurred. If such debt was incurred within one year, describe the use of proceeds of that debt. See Instructions to Item 504 of Regulation S-B.

RESPONSE

We have noted your comment and have added the following sentence for all of the debts incurred in compliance with Item 504 of Regulation S-B:

The debt was incurred through various disbursements throughout the last 24 months and was considered short term in nature for working capital purposes.

Dilution, page 20

18.
We note on pages 16 and 48 you disclose offering costs to be approximately $49,432. Please reconcile this amount with the 10% (or $500,000) in underwriting discounts and commissions used in your dilution calculation. Please advise or revise your dilution calculation accordingly.

RESPONSE

We have noted your comment and have reconciled the amount for the dilution calculation. We have added the following sentence for clarification:

After giving effect to the sale of the 20,000,000 shares of our common stock in this offering, with $49,432 for underwriting discounts and commissions and the estimated offering expenses payable by us…

We have likewise revised our dilution calculation accordingly.

Compliance With Section 16(a) of the Exchange Act, page 22.

19.	Please include the disclosure required by Item 405(a)(2) of Regulation S-B.

RESPONSE

We have noted this response and provided the disclosure required by Item 405(a)(2) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 24.

20.	We note that the disclosure refers to information as of September 30, 2006. Please update the disclosure to the most recent practicable date.

RESPONSE

We have noted your comment and have updated the disclosure to the most recent practicable date.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

21.
Please reconcile the following: the disclosure in this section which indicates that 3874958 Canada, Inc. is the beneficial owner of 40.29% of the shares of the company; and the disclosure on page 26 under “Selling Shareholders” which indicates that 3874958 Canada, Inc. is the beneficial owner of 40.338% of the shares of the company.

RESPONSE

We have noted your comment and have deleted all references to the selling shareholders. The correct shareholding percentage for 3874958 Canada Inc. is 40.29%.

Certain Relationships And Related Transactions, page 30.

22.	Please comply with Item 404(a)(1) by providing the name of the related person for each of the transactions. Also, ensure that you have complied with Item 404(a)(5) for each transaction.

RESPONSE

We have noted your comment and have provided the name of the related person for each of the transactions.

23.
On page 31 in the fourth paragraph of this section, where you have disclosed that you owe an officer of the company $28,627, please clarify the statement that “[t]here were no amounts outstanding during the same period.”

RESPONSE

We have noted your comment and have clarified the statement with the inclusion of the following sentence:

There were no amounts outstanding during the three months ended March 31, 2006.

Description of Business, page 33.

Corporate Structure, page 33

24.
We note your response to comment 45 from our previous letter and we reissue in part our prior comment. In response you state that “Management of United American Corporation discussed spinning-off the Company in March 2005.” Please discuss whether management of United American Corporation discussed the possibility of spinning off Teliphone Inc. and/or Teliphone Corp. (f/k/a OSK Capital II Corp.) with management/principals or representatives of OSK Capital II Corp. prior to entering into the merger of April 28, 2005. If so, please name the persons, and their affiliations to the companies, that were involved in such discussions and include the dates in which the discussions took place. Please clearly discuss whether the spin-off was part of the merger agreement or understanding between the parties and revise the prospectus accordingly.

RESPONSE

We have noted your comment and wish to clarify that we did not discuss the spin-off of Teliphone Inc. and/or Teliphone Corp (f/k/a OSK Capital II Corp) with management/principals or representatives of OSK Capital II Corp prior to entering into the merger of April 28, 2005. Management of United American Corporation did discuss spinning off the Company in March of 2005, however, the spin-off was completely unrelated to the merger and reorganization. The spin-off occurred on October 30, 2006 as a result of management’s proposal, shareholders’ approval and regulatory approval. The following is an excerpt from the proxy statement filed on form DEF 14A by United American Corporation on October 10, 2006:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

PROPOSAL NO. 4
SPIN-OFF OF MAJORITY-OWNED SUBSIDIARY
TELIPHONE CORP.

The Board of Directors believes that it would be in the best interest of United American Corporation stockholders to approve the spin-off of Teliphone Corp. (“Teliphone”). Accordingly, the Board of Directors has recommended spinning-off Teliphone and distributing Teliphone stock on a pro-rata basis, without any consideration being paid, to United American Corporation stockholders by way of a stock dividend. The reasons for the recommendation include, among other reasons, allowing Teliphone to pursue the retail VoIP market and allowing its management to carry on independently of the parent company.

HOW APPROVAL WILL AFFECT SHAREHOLDERS

The plan to spin-off Teliphone will provide to shareholders of United American Corporation a stock dividend of shares in Teliphone on a pro-rata basis, without any consideration being paid. Shareholders will receive a number of shares which will give them a percentage ownership of common stock issued and outstanding in Teliphone equal to their percentage ownership of common stock issued and outstanding in United American Corporation.

REASONS FOR THE PROPOSAL

The Directors of United American Corporation have determined that the divergent market segments served by United American Corporation and Teliphone make it untenable for the companies to operate effectively and efficiently in the current business environment with a single management team. They have determined that both companies will be able to more effectively reach their target markets and maximize shareholder value by pursuing their diverse goals separately, rather than jointly.

The Directors of United American Corporation investigated what, if any, additional steps or alternative courses would best serve the interest of stockholders. United American Corporation sought to determine whether mergers or transfers of assets would be possible, and if it would produce desirable results for stockholders. After reviewing current market conditions, the relatively size of Teliphone and the time required to effect a transaction, management of United American Corporation believes that the expense of a merger with or transfers of assets to another company are greater than the benefits stockholders of United American Corporation could expect to realize from such a transaction, even if a company with a comparable focus that would be willing to engage in such transaction could be identified.

The Board of Directors therefore concluded that it would be in the best interest of the stockholders of United American Corporation to spin-off Teliphone promptly, thus allowing separate management teams to guide each company towards its own strategic goals. Accordingly, the Board of Directors of United American Corporation proposes the plan to spin-off Teliphone.

History of Key Agreements, page 33

25.
In regards to the agreement between the company and BR Communications, please clearly disclose what products or services BR Communications is distributing for the company. Is it only services and/or software? Does it include phones? Also disclose the pre-determined commission that BR receives based upon sales of the phones. Discuss the fees in which Teliphone Inc. receives upon the sales. Also provide similar disclosure in regards to the agreement between the company and Podar.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have updated the disclosure to include the following paragraph:

With regards to our agreement with BR Communications Inc.

At the time of the merger and re-organization, the Company, through its subsidiary Teliphone Inc., was able to offer its services to customers in Canada only. This was achieved through the signing of a retail distribution agreement on March 1, 2005, with BR Communications Inc. ("BR") for the purpose accessing the retail consumer portion of our target market through retail and Internet-based sales. Under the terms of this agreement, BR was granted the exclusive right to distribute Teliphone Inc.’s VoIP services via Internet-based sales or direct sales to retail establishments in the territory consisting of the Province of Quebec in Canada exclusive of Sherbrooke, Quebec for a 5 year term. The agreement includes a commitment by Teliphone Inc. to pay BR 25% of the recurring revenues derived from clients in the territory. BR then utilizes this 25% to distribute a portion of the recurring revenues to their base of re-sellers. Teliphone Inc. provides the hardware necessary for the delivery of their VoIP services directly to the re-sellers, and therefore BR does not receive any commission on the sale of, nor distribution of, the hardware. Recurring revenues from paying customers include unlimited local and long distance calling services. This agreement was later expanded to include the city of Ottawa within the Province of Ontario and to remove the restriction of Sherbrooke, Quebec

With regards to our agreement with Podar Enterprise:

The Company sought to further expand its distribution reach internationally and on August 23, 2005, we entered into a marketing and distribution agreement with Podar Enterprise ("Podar") of Mumbai, India. Podar is focused on building a distribution network to sell to consumers in Central, South, and East Asia, Eastern Europe, and parts of the Middle East. Under the terms of this agreement, Podar was granted the exclusive marketing and distribution rights for our products and services in India, China, Sri Lanka, United Arab Emirates, and Russia. The agreement stipulated that Podar was to receive 25% of the recurring revenues sold to clients in the territory. The agreement does not deal with any hardware sales, as the intent of the agreement was to have clients source the necessary hardware locally in their country. Recurring revenues from paying customers include long distance calling services outside of the customer’s geographic location. The term of this agreement is five (5) years subject to early termination with 60 days notice following any default under the agreement.

Description of Business, page 36

26.
Please identify the type of intellectual property you have, as well as confidentiality procedures and contractual restrictions as we requested in prior comment 49 of our letter dated February 4, 2007. Also, disclose that you cannot be certain that others will not gain access to your intellectual property. In addition, disclose that others may independently develop substantially equivalent proprietary information and techniques.

RESPONSE

We have noted your comment and upon further review of the definition of “Intellectual Property” being the “umbrella term utilized to denote various legal entitlements which attach to certain names, written and recorded media, and inventions”, we wish to clarify to the commission that this is not the case, as our technology consists of proprietary software programming and specific hardware configurations. We have no specific legal entitlement that does not permit someone else from utilizing the same base software languages and same hardware in order to produce the same telephony services. We have updated our disclosure to the following:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Our Company has invested in the research and development of our VoIP telecommunications technology which permits the control, forwarding, storing and billing of phone calls made or received by our customers. Our technology consists of proprietary software programming and specific hardware configurations, however, we have no specific legal entitlement that does not permit someone else from utilizing the same base software languages and same hardware in order to produce similar telephony service offerings. We therefore cannot be certain that others will not gain access to our technology. In order to protect this proprietary technology, we hold non-disclosure and confidentiality agreements and understandings with our employees, consultants, re-sellers, distributors, wholesalers and technology partners. We cannot guarantee that our technology and trade secrets will not be stolen, challenged, invalidated or circumvented. If any of these were to occur, we would suffer from a decreased competitive advantage, resulting in lower profitability due to decreased sales.

27.	Disclose in this section and in a risk factor the risk of liability in the event the intellectual property is challenged, invalidated or circumvented.

RESPONSE

As noted in the response to comment 26, we have disclosed, as well as in a new risk factor A.10., the risk of liability in the event the intellectual property is challenged, invalidated or circumvented.

28.	Please remove your assertions as “no claims…” and “The Company is the full owner…” or disclose in detail the basis for these statements.

RESPONSE

We have noted the comment and have removed assertions as “no claims” and “The Company is the full owner…”.

29.
Please specifically disclose the products and services you offer through retail sales, wholesales sales and/or channels. When discussing the company’s products, please describe whether any of the products or hardware are produced by other companies. If so, please describe the agreements between the company and such producers or distributors.

RESPONSE

We have noted your comment and have updated the disclosure in the amended filing to specifically disclose the products and services offered through our various sales channels. The disclosure is as follows:

The Company offers the following products and services to customers utilizing its VoIP technology platform:

•
Residential phone service. Customers purchase a VoIP adaptor from a re-seller and install it in their home. This allows all of their traditional phones in their home to have their inbound and outbound calls redirected to Teliphone. As a result, the residential customer purchases their choice of unlimited local or long distance calling services, with pay-per-minute long distance calling services.

•
Business phone service. Customers purchase multiple VoIP adaptors from re-sellers and install them in their business. Similar to Residential phone service, customers purchase various local and long distance calling services from the Company.

For Residential and Business phone services, the Company, through its subsidiary Teliphone Inc., invoices and collects funds directly from the end-user customer and pays a commission to their re-sellers and distributors upon receipt of the funds. The customer can also purchase the VoIP adaptors and calling services directly with Teliphone Inc. via its website www.teliphone.us for US customers, www.teliphone.ca for Canadian customers and www.teliphone.in for India customers.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

•
The Company also sells VoIP calling services to Wholesalers who re-sell these services to their customers. In this case, the Company’s subsidiary Teliphone Inc. provides the services to the end-user customers, however invoices and collects funds from the Wholesaler, who invoices their customers and provides technical support to their customers directly.

The VoIP adaptors are manufactured by Linksys-Cisco and purchased by the Company directly from the manufacturer and re-sold to the re-sellers and wholesalers. The Company’s subsidiary Teliphone Inc. is a Linksys-Cisco Internet Telephony Services approved supplier based on their agreement signed in October 2005.

Wholesale Sales, page 37

30.	Briefly describe the principle terms of the agreements between the wholesalers and their customers and how such agreements affect the company, including the liability aspects.

RESPONSE

We have noted your comment and added the following additional paragraph in the Wholesale Sales portion of the disclosure:

The agreements between our wholesalers and our customers are similar to those that the Company has with our Retail customers. The wholesalers provide monthly calling services to their customers and invoice them on a monthly basis on their usage. Our form of general conditions for use of the Company's telecommunications products and services found in exhibit 10.2 of this prospectus presents the general and underlying agreement that we hold with our Wholesalers. The conditions set forth in the agreement eliminate our professional and product liability should a stoppage of service occur to the customers of our Wholesalers. However, since we do not currently hold product and professional liability insurance coverage, this does not protect us from potential litigation. The risk of this is outlined in risk factor C.6. in this prospectus.

Managements Discussion and Analysis of Financials Condition and Plan of Operations, page 45.

Plan of Operations, page 45

31.
We note your response to comment 53 from our previous letter and we reissue in part our prior comment. Most of the information in this section appears promotional rather than factual. Please revise this section to include a discussion of the following: to the extent known, provide insight into the challenges and risks of which management is aware and discuss any actions being taken to address the same. We note that the company has had both a gross loss and a net loss the last two fiscal years. Please discuss. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: . See also, Item 303 of Regulation S-K.

RESPONSE

We have noted your comment and have revised our MD&A to include key risks and Management’s mitigation tactics, as well as to reduce the amount of promotional discourse. General trend information has been kept in order to allow Management to provide the insight necessary for investors to understand why our past financial performance is not necessarily indicative of our future potential. We have changed the MD&A disclosure as follows:

We were incorporated in Nevada under the name "OSK CAPITAL II CORP" in 1999. In April of 2005, we effectuated a merger and re-organization with Teliphone Inc., a Canadian Internet Telecommunications (VoIP or "Voice-Over-Internet-Protocol") Company. Teliphone Inc. is now a majority-owned subsidiary of our company and as such, our revenues are derived primarily from the sale of telecommunications services to retail clients.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Trends in Our Industry and Business

A number of trends in our industry and business have a significant effect on our results of operations and are important to an understanding of our financial statements. These trends include:

Broadband adoption. The number of households with broadband Internet access in our core markets of Canada and India has grown significantly. We expect this trend to continue. We benefit from this trend because our service requires a broadband Internet connection and our potential addressable market increases as broadband adoption increases.

Changing competitive landscape. We are facing increasing competition from other companies that offer multiple services such as cable television, voice and broadband Internet service. Several of these competitors are offering VoIP or other voice services as part of a bundle, in which they offer voice services at a lower price than we do to new subscribers. In addition, several of these competitors are working to develop new integrated offerings that we cannot provide and that could make their services more attractive to customers. We also compete against established alternative voice communication providers and independent VoIP service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share and have offered their services at lower prices or for free. These offerings could negatively affect our ability to acquire new customers or retain our existing customers.

Consumer adoption of new VoIP technology. The development of our Teliphone VoIP service permits us to sell telecommunications services to consumers who have a broadband internet connection. Our technology permits customers to continue to use their traditional phone devices to make and receive calls at a lower cost than traditional phone services. One of the key challenges in the adoption of this new technology is the customer’s acceptance of potential loss of service when their internet connection goes down or they lose electrical power in their home or office. The Company has mitigated this risk for their customers by providing telephone call fail-over methods in case of loss of service. Management believes that even though this adoption risk exists, the reduction of cost for the services will negate the impact of occasional service loss much like how consumers accepted at times lower call quality in their worldwide adoption of mobile phones due to increased convenience.

The development of our callona.com website seeks to attract consumers on the internet who will look to utilize our web-based communications services, which will permit us to generate advertising and promotional revenues from other companies looking to advertise and promote their products to our callona.com users. We have not as yet realized any revenue from our callona.com prototype.

We generate revenues from the sale of VoIP services to our customers, along with the hardware required for our customers to utilize these services. Our cost of sales includes all of the necessary purchases required for us to deliver these services. This includes the use of broadband internet access required for our servers to be in communication with our customers’ VoIP devices at the customer’s location, our rental of voice channels connected to the Public-Switched-Telephone-Network, that is the traditional phone network which currently links all phone numbers worldwide. Our cost of sales also includes our commissions paid to our re-sellers as we are distributing a portion of recurring revenues to the re-seller after the sale has been consummated. Our cost of sales also includes any variable costs of service delivery that we may have, including our per-minute costs for terminating our customers’ calls on another carrier’s network.

We have incurred gross losses during our first two years of operation because the minimum purchases necessary in order to sustain our operations are enough to deliver services to more customers than we currently have. As a result, we estimate that we will continue to increase our gross profit over time. An indication of this is our positive gross profit for the interim periods ending December 31, 2006 and March 31, 2007.

32.
We note the statement that, “Since we launched services, we incurred costs principally related to the development of our proprietary software…” Please reconcile this statement with the financial statements and the disclosure on page 44 that the company spent $120,531 and $116,896 in 2006 and 2005, respectively, in research and development activities. Please discuss and explain what makes up the cost of revenues on the income statement and how the cost of revenues has affected the company’s gross revenue and/or net profit or loss.

RESPONSE

As per our response to comment 31 above, we have removed this paragraph entirely.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

33.
We note the statement on page 45 that we have invested approximately 1.5M$ to build our technology and market our products.” Please quantify this statement as may be reflected in the financial statements.

RESPONSE

As mentioned in the response to comment 32, this paragraph has been removed and replaced with a more complete discussion of what makes up our cost of revenues and net loss.

34.
For each period presented in your cash requirements projection on page 46 it appears you are including depreciation twice in your “net of depreciation” calculation. Please revise these amounts and your cumulative cash requirements accordingly.

RESPONSE

We have noted your comment and have updated the table to remove the second “net of depreciation” calculation as well as amending it to be current.

35.	Please revise the second paragraph on page 46 to expressly state how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

RESPONSE

We have noted your comment and have updated the paragraph to read:

We will continue to cover our cash shortfalls through debt with affiliated parties. In the event that we do not have a significant increase in revenues and we do not raise sufficient capital in our current offering as detailed in our SB-2/A, we can only sustain our cash requirements for three months and will necessarily have to raise additional funds in the next twelve months in order to cover our shortfall.

Results of Operations, page 46

General

36.
We reviewed your response to our prior comment 55. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note your gross margin increased significantly between periods. For each period presented, quantify, to the extent practicable, the amount of sales and cost of sales attributable to hardware versus services and describe the factors that contributed to the increase in gross margin (e.g. margin on hardware versus service revenue, fixed costs versus variable costs, etc.)

RESPONSE

We have noted your comment and have updated our results of operations for the periods presented to quantify the amount of sales and costs attributable to hardware versus services and to describe the factors that contributed to our increase in gross margin.

Fiscal Year End September 30, 2006

37.	Please analyze the reasons for the company’s net loss.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted the comment and added the following sentence to analyze the principal reasons for the company’s net loss:

The principal reasons for company’s net loss for the year ended September 30, 2006 is due to the higher cost of our VoIP network in Canada compared to the number of customers and the subsequent revenues we have been able to generate over it.

Liquidity and Capital Resources, page 48

For the Period Ending December 31, 2006, page 48

38.	Please expand this section to include the following:

•	The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

•	Indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

•	A discussion of perspective information regarding companies’ sources of and needs for capital

See Commission’s recent Release Nos. 33-8350 (December 19, 2003), Part IV Liquidity and Capital Resources.

RESPONSE

We have noted your comment and have expanded our Liquidity and Capital Resources section. The updated disclosure for March 31, 2007 includes:

In pursuing its business strategy, the Company will require additional cash for operating and investing activities, since the Company’s current level of gross margin is not adequate to cover all of the operating expenses. The Company therefore expects future cash requirements to continue to cover this shortfall. The Company will continue to raise debt financing while in the registration process in order to continue its operations, while looking to reduce costs and increase revenues of its VoIP services. The type of debt that the Company has raised, that is related party loans and advances, is indicative of the type of debt that the Company will look to raise in the near future, until its ability to raise money through the sale of equity.

The Company has undertaken a registration of shares on form SB-2 for the sale of up to 20,000,000 of its shares of common stock at $0.25 per share. The Company anticipates proceeds of this offering to be approximately $450,568 should the minimum be raised to as high as $4,950,568 should the maximum be raised, after the payment of closing costs of approximately $49,432.

Other than current requirements from our suppliers, and the maintenance of our current level of operating expenses, the company does not have any commitments for capital expenditures or other known or reasonably likely cash requirements.

The company has classified its related party loans on its Balance sheet as at March 31, 2007 of $ 566,665 as a current liability. These loans were issued as advances to the company to be repaid when the company can raise adequate funds through the sale of equity. The Company has outlined this debt repayment in its “Use of Proceeds” section of the prospectus.

39.
Please explain the statement on page 48 that, “The company has undertaken a private placement of 20,000,000 of its shares of common stock.” (emphasis added). If applicable, please discuss the private placement in more detail and include the disclosure in Part II as required by Item 701 of Regulation S-B.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have updated the disclosure to correct the error. The new disclosure reads:

The Company has undertaken a registration of shares on form SB-2 for the sale of up to 20,000,000 of its shares of common stock at $0.25 per share. The Company anticipates proceeds of this offering to be approximately $450,568 should the minimum be raised to as high as $4,950,568 should the maximum be raised, after the payment of closing costs of approximately $49,432.

40.
Please revise the following statement in the last paragraph of this section to clarify, if true, that the savings and services are for one year only and how such agreement benefits the company: “In addition, the Company entered into a letter of intent with Intelco Communications that can save them operating costs in addition to providing support services.” Also, advise us whether there is a “subsequent agreement” as the Letter of Intent indicated. If yes, please disclose the principal terms and file it as an exhibit.

RESPONSE

We have noted the comment and have updated the disclosure to read:

In addition, the Company entered into a letter of intent with Intelco Communications that can save them operating costs in addition to providing support services. Pursuant to the terms of the Agreement, the Company’s majority-owned subsidiary Teliphone Inc. agreed to issue 35 class A voting shares of its common stock representing 25.2% of Teliphone Inc.’s issued shares to 3901823 Canada Inc. (The owner of Intelco Communcations) in exchange for office rent, use of Intelco’s data center for Teliphone Inc.’s equipment, and use of Intelco’s broadband telephony network valued at approximating $144,000 (CDN$) for the period August 1, 2006 through July 31, 2007. As of March 31, 2007, the balance remaining in the prepaid expense for Intelco is $129,277 (CDN$) or $111,967 (US$). The Company intends to negotiate the terms of the agreement post the term ending date of July 31, 2007.

The Company confirms that there has not been a subsequent agreement and the parties continue to act based on the original letter of Intent as filed in exhibit 10.3.

Audited Consolidated Financial Statements

General

41.	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

RESPONSE

We have noted your comment and have updated to provide a current consent of the independent accountant for our amended filing.

Notes to Audited Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition - Retail Channel, page 10

42.
On page 10 you disclose that retail customers purchase their hardware from a retail distributor, for which you invoice the customer directly. Based on your revised disclosure it appears this equipment is “returned” to you in lieu of a disconnect fee upon early termination of a service agreement. Please revise your disclosure to clarify, if true, that the previously purchased equipment is “returned” to you in lieu of a disconnect fee. Also, tell us how you account for the “returned” equipment.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted the comment and have updated our disclosure due to an update on April 1, 2007 on our customer disconnection service policy. The disclosure now reads:

Prior to March 31, 2007 the Company generally charged a disconnect fee to Retail customers who did not return their customer equipment to the Company upon disconnection of service if the disconnection occurred within the term of the service contract. On April 1, 2007, the Company changed its disconnect policy. Upon cancellation of the service, no disconnection fee is charged and there is no refund issued to the customer for any portion of the unused services as before. The customer’s service termination date becomes the next anniversary date of its billing cycle. This accounting is consistent with the rules set forth in SAB 104 Section A(4)(a) since there are no rights of returns or refunds that exist for the customer other than a standard 30-day money-back guarantee. In the event of a return within the 30 day guarantee period, the hardware is refunded in its entirety. This accounting is also consistent with FASB Statement 48 on “Revenue Recognition When Right of Return Exists” which allows for equipment revenue to be recognized at the time of sale since there no longer exists a right of return after the 30 day period.

Revenue Recognition - Wholesale Channel, page 11

43.
We reviewed your response to our prior comment 65. Your response indicates that you recognize activation fees upon receipt of the fee. It appears this amount should be recognized over the term of the service contract. Tell us how your revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104 or revise.

RESPONSE

We have noted the comment and have updated our revenue recognition policy such that it complies with the guidance in Question 1 of Section A(3)(f) of SAB 104. We have upated our policy on activation fees as follows:

The Company recognizes this revenue utilizing the guidance set forth in EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables". For the Wholesale channel, the activation fee is recognized as deferred revenue, and amortized over the length of the service agreement. If the service is terminated within the term of the service agreement, the deferred revenue is fully amortized. This accounting is consistent with Question 1 of Section A(3)(f) of SAB 104 because the up-front fee is not in exchange for products delivered or services performed that represent the culmination of a separate earnings process, and hence the deferral of revenue is appropriate.

The impact on prior financial statements can be seen in the following table:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Impact of change of policy of Wholesale activation charges
Wholesale contract length: 3 months

Actual Recorded Wholesale Activation Revenues

	TOTAL	Reported	Deferred
Oct-05	$0.00	$0.00	$0.00
Nov-05	$0.00	$0.00	$0.00
Dec-05	$0.00	$0.00	$0.00
Jan-06	$0.00	$0.00	$0.00
Feb-06	$485.07	$161.53	$323.06
Mar-06	$190.56	$224.99	$288.44
Apr-06	$160.40	$278.40	$331.81
May-06	$89.11	$146.54	$176.22
Jun-06	$160.40	$136.50	$189.91
Jul-06	$160.54	$136.55	$190.01
Aug-06	$71.35	$130.63	$154.39
Sep-06	$160.54	$130.68	$184.14
		$1,345.82	$184.14

Oct-06	$80.00	$103.86	$130.50
Nov-06	$80.00	$106.74	$133.38
Dec-06	$160.00	$106.56	$159.84
		$317.16	$159.84

Jan-07	$80.00	$106.56	$133.20
Feb-07	$740.00	$326.34	$572.76
Mar-07	$260.00	$359.64	$446.22
		$1,109.70	$446.22

				Resulting changes due to change in policy
				Income Statement		Balance Sheet
			Total	Change in	Change in	Change in
Period impacted	report	Period length	recorded Revenues	Reported Revenues	Gross Profit	Deferred Revenues
31-Mar-07	10-QSB	6 months	$290,515.00	$1,109.70	-$290.30	$446.22
31-Dec-06	10-QSB	3 months	$129,234.00	$317.16	-$2.84	$159.84
30-Sep-06	10-KSB	12 months	$440,804.00	$1,345.82	-$132.16	$184.14

The impact of the change in policy is minimal and therefore the Company feels that it is not material. The company will conform to the updated policy going forward.

Revenue Recognition - Customer Equipment (Retail Channel), page 11

44.
We reviewed your response to our prior comment 69. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note you refund a portion of the customer equipment charge (i.e. $79 of the $99 paid by the customer based on the example provided). This amount is greater than your deferred revenue from the sale of hardware to the wholesaler (i.3. $68 sales price deferred over 12-month contract). If the customer satisfies the minimum service period (i.e. 3 months), each month you credit monthly service revenue (i.e. starting in month 4) until the portion of the customer equipment charge has been credited (i.e. $79). Based on the example provided, you recognize revenue from the sale of hardware over the term of the service arrangement (e.g. $5.66 for 12 months), yet during the same period your reduce revenue fro the customer equipment charge ($20 per month in months four through seven). It still appears that the price of the equipment is neither fixed nor determinable and cannot be recognized as revenue in accordance with SAB 104. Please reference the specific literature that supports your accounting policy and explain how the literature is applicable to your fact pattern. Also, revise your disclosure to clarify that the minimum service period differs from the length of the service agreement.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and wish to clarify that the credit received by the customer is a credit against services and not the hardware itself. Therefore, the price of the equipment is fixed and determinable. Since the consideration provided to the company’s customer is linked contractually to the benefit received by the customer, that is a reduction of the charges for services, the guidance utilized by the company is that of EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The character of the consideration is a cash consideration and therefore the reduction of revenue policy of the company is consistent with the literature.

We have re-written the revenue recognition statement on this element to further clarify:

For retail sales, the equipment is sold to re-sellers at a subsidized price below that of cost and below that of the retail sales price. The customer purchases the equipment at the retail price from the retailer. The Company recognizes this revenue utilizing the guidance set forth in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” and EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Under a retail agreement, the cost of the equipment is recognized as deferred revenue, and amortized over the length of the service agreement. Upon refund, the deferred revenue is fully amortized.

Customer equipment expense is recorded to direct cost of goods sold when the hardware is initially purchased from our suppliers.

The Company also provides rebates to retail customers who purchase their customer equipment from retailers and satisfy minimum service period requirements. These rebates are recorded as a reduction of service revenue over the minimum service period based upon the actual rebate coupons received from customers and whose accounts are in good standing.

Revenue Recognition - Commissions Paid to Retail Distributors, page 11

45.
We reviewed your response to our prior comment 66. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to clarify the events that cause the retail commissions to be earned (e.g. upon signing a service agreement) and the period in which these commissions are recorded as sales and marketing expense (i.e. clarify if commissions recognized in the same period in which they are earned).

RESPONSE

We have noted your comment and wish to clarify that retail commissions are earned upon the signing of the service agreement by the customer. The commissions are based on the recurring revenues recorded by the company and incurred in the period where the revenue is recognized and paid by the company to the retail distributor in the following month. These commissions are recorded as cost of sales as they are directly related to the revenue acquired and are not considered a sales and marketing expense. These commissions are payable based on the distributor’s servicing of the customer on an on-going basis. This accounting is consistent with EITF Issue No. 00-14, “Accounting for Certain Sales Incentives”

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

We have updated our disclosure to read the following:

Commissions paid to Retail Distributors are based on the recurring revenues recorded by the company and incurred in the period where the revenue is recognized and paid by the company to the retail Distributor in the following month. These commissions are recorded as cost of sales as they are directly related to the revenue acquired and are not considered a sales and marketing expense. These commissions are payable based on the Distributor’s servicing of the customer on an on-going basis. This accounting is consistent with EITF Issue No. 00-14, “Accounting for Certain Sales Incentives”

Revenue Recognition - Commissions Paid to Wholesalers, page 11

46.
We reviewed your response to our prior comment 67. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering the guidance provided by Issue 1 of EITF 01-9 and in order to support your classification of wholesale commissions as cost of sales (versus a reduction of revenue), tell us how the identifiable benefit received from the wholesaler is sufficiently separable from the wholesaler’s purchase of your products.

RESPONSE

We have noted the comment and have updated our revenue recognition policy such that it complies with the guidance set form in EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”:

The company recognizes this revenue utilizing the guidance set forth in Issue 1 of EITF Issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The company is receiving identifiable benefits from the Wholesaler (billing and customer support) in return for the allowance. These benefits are sufficiently separable from the Wholesaler’s purchase of the Company’s hardware and services. The fair value of those benefits can be reasonably estimated and therefore the excess consideration is characterized as a reduction of revenue on the Company’s Statement of Operations.

These benefits are sufficiently separable from the Wholesaler’s purchase of the Company’s hardware and services because the Company could have purchased billing and support services from third party suppliers that do not purchase the Company’s hardware or services. The fair value of those benefits can be reasonably estimated (example, a Wholesaler who purchases monthly VoIP services for a business customer at $15.75 and the retail price is $20.45 and therefore the fair value is $4.70) and therefore the excess consideration is characterized as a reduction of revenue on the Company’s Income statement.

There will be no impact on prior financial statements because the Company was already recording the commissions to wholesalers as a reduction of revenue.

Note 7 - Agreement - Intelco Communications, page 21

47.
We reviewed your response to our prior comment 71. It appears you have valued the 25.2% of your subsidiary based on the fair value $144,000 in services to be provided. Considering a majority of your operations exist in your subsidiary, tell us how you concluded 25.2% of your subsidiary’s fair value is considered to be $144,000. In response discuss how you analyzed (i) the comparison of the operations of your subsidiary with your operations, and (ii) your fair value (e.g. your shares outstanding times share price) to determine the value of your subsidiary.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and wish to further clarify our treatment of the valuation of our subsidiary, Teliphone Inc. The Company entered into this agreement on August 1, 2006. At this time, the Company owned 100% of the subsidiary Teliphone Inc. and was not trading its shares on a public market, even though the company is a fully reporting public company with the Securities and Exchange Commission. The Company requires the effectiveness of this prospectus on form SB-2 in order for the NASD to approve trading on the OTCBB.

The Company, along with Intelco, assessed the fair market value for the services in question as being equivalent to Cdn$144,000.

Teliphone Inc. at the time, had a total shareholders’ equity (deficit) of (Cdn$1,121,690). The valuation accepted by both parties of 25.2% for $144,000 resulted in a subsidiary valuation of $571,428. Therefore, Intelco agreed to incorporate a significant amount of goodwill to their investment.

During the same period, the Company’s consolidated shareholder’s equity (deficit) was (US$653,691). Based on the same valuation methodology as above, the Company would be valued at US$1,283,169. With 31,089,520 shares outstanding, this would provide a share price for the Company at US$0.04.

The Company intends to sell shares once its prospectus filed on form SB-2 becomes effective at an offering price of $0.25. The Company feels that this evaluation is a fair representation when the investor considers the nature of our agreements in place, our current financial condition as compared to that of August 1, 2006, the pending launch of our Callona.com service, future growth of other subsidiary operating entities and the leverage available from the partnership with Intelco at the subsidiary level.

48.
We reviewed your response to our prior comment 72. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to disclose how you plan to account for the conversion of the excess advance to Teliphone to shares of common stock, specifically how you plan to determine the number of shares to be issued.

RESPONSE

We have noted your comment- we plan to account for the conversion of excess advance into shares of common stock of our subsidiary Teliphone Inc. in the same way that we accounted for it for the issuance of the 25.2%. Since the excess share issuances are listed in the agreement as options, then Intelco has the opportunity to purchase the excess advance in terms of the same price of the stock as of August 1, 2006. At the time, the price of the common stock of the subsidiary was Cdn$144,000 for 35 shares or $4,114.29 per share.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

The details of the projected share issuance are as follows:

Projected required share issuance to Intelco from subsidiary Teliphone Inc.

Amounts in Cdn$

	Mth 1	Mth 2	Mth 3	Mth 4	Mth 5	Mth 6	Mth 7	Mth 8	Mth 9	Mth 10	Mth 11	Mth 12
Teliphone agreed upon value	0	1000	2000	3000	4000	5000	5000	5000	5000	5000	5000	5000	45000
Intelco invoice to Teliphone	2500	2500	1643	1643	1643	1598	1598	1598	1598	1598	1598	1598	21116
Agreed upon value	2500	2500	2500	2500	2500	2500	2500	2500	2500	2500	2500	2500	30000
Agreed upon maximum	12000	12000	12000	12000	12000	12000	12000	12000	12000	12000	12000	12000	144000

	Projected									Net Investment:			-15000

Result: No new share issuance

Since the difference between the minimum promised revenues for the white label service to Intelco (Teliphone agreed upon value) exceeds that of the agreed upon value for the services actually delivered by Intelco to Teliphone (Intelco invoice to Teliphone- Agreed upon value), no new shares will be issued.

Interim Financial Statements

49.	Please revise your interim financial statements as necessary to comply with the comments above on your audited financial statements.

RESPONSE

We have noted your comment and will revise our interim financial statements as necessary to comply with the comments above on our audited financial statements subject to your response to our revisions and responses.

Recent Sales of Unregistered Securities, page II-2

50.
In each place that you cited more than one exemption as applicable to the same transaction(s), please specify which exemption(s) apply to which recipient of the stock. Please note that could not rely on Regulation S for issuances to United American Corporation if it was a Florida corporation.

RESPONSE

We have noted your comments and have revised the disclosure.

51.	Please describe in more detail the services provided by Business Development Consultants.

RESPONSE

We have noted your comment and have updated the disclosure to include the following:

Business Development Consultants: Consulting services for marketing development to establish re-sale opportunities in the US, Investor relations support back in early 2005 when the Company’s subsidiary Teliphone Inc. was a wholly-owned subsidiary of United American Corporation, to help solidify debt financing.

52.	If you relied on Rule 506 for any non-accredited investors, specify the disclosure you provided for them.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and confirm that there were no U.S. Citizens that were not non-accredited investors.

Exhibits

Exhibit 99.1 Subscription Agreement

53.
We reissue in part comment 86 of our letter dated February 4, 2007. The representations specified in paragraphs 2.1(C) should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

RESPONSE

We have not your comment and revised the Subscription Agreement.

Signatures

54.	Please provide the signature of, or designate one of the present signatures as that of, the principal financial officer. See “Instructions for signatures” on the Form SB-2.

RESPONSE

We have not your comment and revised the signature page.

Exchange Act Reports

55.
Please include your 1934 Act SEC file number, which is 0-28793, on the cover pages of Forms 10-QSB for the quarter ended December 31, 2006 and 10-KSB for the fiscal year ended September 30, 2006. Remove the incorrect file number from each cover page.

RESPONSE

We have not your comment and will use the Act SEC file number, which is 0-28793.

56.
Please revise your Forms 10-QSB for the quarter ended December 31, 2006 and 10-KSB for the fiscal year ended September 30, 2006 and other Exchange Act Filings to comply with these comments as applicable.

RESPONSE

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

We have noted your comment and will revise our interim financial statements as necessary to comply with the comments above subject to your response to our revisions and responses.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos

George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca